Exhibit 99.1

Spreadtrum Communications, Inc. Announces
Third Quarter 2013 Financial Results

SHANGHAI, November 11, 2013 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced its unaudited financial results for the third quarter ended September 30, 2013.

THIRD QUARTER 2013 FINANCIAL SUMMARY:

–	Total revenue was US$293.3 million, up 5.6% sequentially and 56.1% year-over-year (y-o-y).

–	Gross profit was US$109.8 million, up 4.7% sequentially and 56.8% y-o-y. Gross margin was 37.5% compared to 37.8% in the prior quarter and 37.3% in 3Q12.

–	Cash flow generated from operations was US$50.7 million, compared with US$47.6 million in the prior quarter and US$45.7 million in 3Q12.

–	GAAP net income was US$35.7 million, up 2.4% sequentially and 53.4% y-o-y.

–	GAAP net income per basic and diluted ADS was US$0.71 and US$0.64, respectively, remaining stable from the prior quarter and up from US$0.50 and US$0.44, respectively, in 3Q12.

–	Non-GAAP net income was US$41.2 million, down 20.5% sequentially and up 40.5% y-o-y. Non-GAAP net income per diluted ADS was US$0.74, a decrease from US$0.95 in the prior quarter and an increase from US$0.56 in 3Q12.

THIRD QUARTER 2013 BUSINESS HIGHLIGHTS:

•	Achieved a new record in quarterly revenue, with sequential growth in shipments of both single-core and dual-core smartphone chipsets;
•	Introduced our first WCDMA/HSPA+ smartphone chipset, the SC7710, now shipping in commercially launched smartphones for the global market. Passed acceptance test with European operator for download speeds of 21Mbps;
•	Began commercially shipping our quad-core smartphone chipset supporting both TD-SCDMA and WCDMA/HSPA+ standards;
•	Increased shipments of 2.5G feature phone chipsets, achieving 100% Bluetooth and FM attachment rate, and introduced WiFi connectivity chipsets to the open market.

Commenting on the third quarter 2013 results, Chairman and CEO Dr. Leo Li said, “In the third quarter we achieved a new record for revenue with growth in both single-core and dual-core chipsets for low cost smartphones. We further expanded our market reach with the launch of our WCDMA/HSPA+ smartphone chipset for the global market. This chipset is now shipping in commercially available handsets for China and overseas markets, and has been qualified by a European operator for download speeds of 21Mbps. We also began shipments of our quad-core smartphone chipset supporting both TD-SCDMA and WCDMA/HSPA+ to major handset makers, which is enabling us to serve higher value smartphone segments. In addition, our shipments of feature phone chipsets increased, and 100% of our feature phone chipsets now ship with integrated Bluetooth.”

1

Exhibit 99.1

Further commenting on the financial results, Spreadtrum CFO Shannon Gao added, “In the third quarter, our gross profit and operating margin continued to improve with our top-line growth. Our inventory grew sequentially to support the expansion of our product portfolio to new 2.5G feature phone chipsets, dual-core and quad-core smartphone chipsets, WCDMA/HSPA+ and connectivity chipsets, and to prepare for fourth quarter demand for these and other products.”

THIRD QUARTER 2013 FINANCIAL REVIEW:

Revenue

Revenue in 3Q13 totaled US$293.3 million, up 5.6% from US$277.8 million in 2Q13 and up 56.1% from US$187.9 million in 3Q12. In 3Q13, smartphone products accounted for 73% of chipset revenue, and feature phone, modem and other products accounted for 27% of chipset revenue. In 2Q13, smartphone products accounted for 75% of chipset revenue, and feature phone, modem and other products accounted for 25% of chipset revenue.

Gross Profit and Margin

Gross profit for the quarter was US$109.8 million, up 4.7% from US$104.9 million in 2Q13 and up 56.8% from US$70.1 million in 3Q12. Gross margin for the quarter was 37.5%, down from 37.8% in 2Q13 and up from 37.3% in 3Q12. Non-GAAP gross margin, adjusted to exclude share-based compensation expenses, was 37.6%, down from 38.0% in 2Q13 and up from 37.4% in 3Q12.

Cost of revenue in 3Q13 totaled US$183.5 million, an increase of 6.1% from the previous quarter and 55.7% from 3Q12.

Operating Expense and Margin

The Company’s operating margin for the quarter was 13.4%, up from 12.9% in the previous quarter and remaining the same as 3Q12. The sequential increase in operating margin was primarily due to lower research and development (R&D) expenses as a percentage of revenue. Non-GAAP operating margin, adjusted to exclude share-based compensation expenses was 15.3% in 3Q13, compared to 19.0% in 2Q13 and 16.6% in 3Q12.

Total operating expenses in 3Q13, including R&D expenses and selling, general and administrative (SG&A) expenses, were US$70.5 million, an increase from US$69.2 million in 2Q13 and US$44.9 million in 3Q12.

R&D expenses decreased 2.6% sequentially and increased 58.1% year-over-year to US$57.6 million in 3Q13. The sequential decrease in R&D expenses was primarily due to a decrease in employee compensation expenses including share-based compensation and an increase in recognized R&D subsidies, partially offset by increases in new product development engineering expenses and depreciation and amortization expenses. The year-over-year increase in R&D expenses was primarily due to increases in employee compensation expenses, new product development engineering expenses and depreciation and amortization expenses, and a decrease in recognized R&D subsidies.

SG&A expenses increased 28.5% sequentially and 51.2% year-over-year to US$12.8 million in 3Q13. The sequential increase in SG&A expenses was primarily due to an increase in professional expenses and legal fees related to the buy-out deal, partially offset by a decrease in share-based compensation. The year-over-year increase in SG&A expenses was primarily due to an increase in employee compensation expenses including share-based compensation and professional expenses and legal fees related to the buy-out deal.

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Exhibit 99.1

Non-Operating Income

In 3Q13, the Company recorded interest income of US$0.8 million, down from US$1.4 million in the previous quarter and from US$1.5 million in 3Q12. Interest expense in 3Q13 was US$1.2 million, up from US$1.0 million in the previous quarter and from US$1.1 million in 3Q12. Other income (net) in 3Q13 was a loss of US$0.1 million, compared to a gain of US$1.5 million in 2Q13 and a loss of US$0.2 million in 3Q12. Other income (net) mainly represented net foreign exchange gains and losses.

Net Income

The Company’s net income totaled US$35.7 million in 3Q13, compared to US$34.8 million in 2Q13 and US$23.2 million in 3Q12. The sequential increase in net income was primarily due to the increase in gross profit. Net margin was 12.2%, down from 12.5% in 2Q13 and from 12.4% in 3Q12. Basic and diluted income per ADS were US$0.71 and US$0.64, respectively, in 3Q13, compared to US$0.71 and US$0.64, respectively, in 2Q13, and US$0.50 and US$0.44, respectively, in 3Q12.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 3Q13 was US$41.2 million, down from a non-GAAP net income of US$51.8 million in 2Q13 and up from US$29.3 million in 3Q12. Diluted non-GAAP net income per ADS in 3Q13 was US$0.74, compared with US$0.95 per ADS in the prior quarter and US$0.56 per diluted ADS in 3Q12.

Balance Sheet and Cash Flow

As of September 30, 2013, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$139.7 million, compared to US$201.7 million as of June 30, 2013. Restricted cash as of September 30, 2013 was US$188.7 million including US$113.9 million pledged for bank loans and US$74.8 million as security deposit for the buy-out deal. In 3Q13, the Company generated US$50.7 million in cash from operating activities and used US$33.3 million on intangible assets, US$5.2 million on property and equipment and US$1.0 million on equity investments.

Accounts receivable decreased by US$13.5 million from US$73.6 million as of June 30, 2013 to US$60.1 million as of September 30, 2013. Average accounts receivable days, calculated based on quarterly average accounts receivable divided by quarterly revenue and multiplied by number of days in the quarter, remained stable at 21 days. Inventory as of September 30, 2013 was US$321.4 million, an increase of US$86.4 million from June 30, 2013. Inventory days, calculated based on quarterly average inventory (excluding deferred cost) divided by quarterly cost of goods sold and multiplied by number of days in the quarter, increased from 101 days in 2Q13 to 140 days in 3Q13. The increase in inventory is to support the expansion of our product portfolio expansion to new 2.5G feature phone chipsets, dual-core and quad-core smartphone chipsets, WCDMA chipsets and connectivity chipsets, and to prepare for fourth quarter demand for these and other products. Deferred cost, which consists of products that have shipped to customer where the rights and obligations of ownership have passed to customers but revenue has not yet been recognized due to pending customer acceptance, increased from US$12.6 million as of June 30, 2013 to US$13.6 million as of September 30, 2013. We plan to completely step down the use of customer acceptance program in 4Q13. Total assets as of September 30, 2013 were US$1,048.2 million, up US$108.1 million from US$940.1 million as of June 30, 2013. The increase in total assets was primarily attributable to increases of US$86.4 million in inventory, US$48.8 million in restricted cash and US$27.8 million in intangible assets, offset by decreases of US$62.0 million in cash and US$13.5 million in accounts receivable.

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Exhibit 99.1

Current liabilities increased from US$420.0 million as of June 30, 2013 to US$531.0 million as of September 30, 2013, primarily due to increases of US$91.3 million in accounts payable, US$23.2 million in short-term bank loans and US$15.0 million in accrued expenses, offset by a decrease of US$17.5 million in advances from customers. Long-term liabilities as of September 30, 2013 were US$13.8 million, compared to US$60.8 million as of June 30, 2013, primarily due to a US$50.0 million loan transferred from long-term loan to short-term loan.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 8:00 pm (U.S Eastern) / 5:00 pm (U.S Pacific) on Monday, November 11, 2013, which is 9:00 am on Tuesday, November 12, 2013 in Hong Kong to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
▶ United States/International ▶ United Kingdom	+1 845 675 0437 +44 20 3059 8139
▶ Hong Kong	+852 2475 0994
▶ Singapore ▶ China	+65 672 39381 +86 4006208038 or +86 8008190121
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until November 18, 2013 at (US Toll / International) +1 646 254 3697 or (Hong Kong) +852 3051 2780, passcode: 87818369.

A live webcast of the conference call and replay, along with an accompanying quarterly results presentation, will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

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Exhibit 99.1

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	September 30	June 30	September 30	change from
	2012	2013	2013	2Q13	3Q12

Revenue from third parties	185,505	277,810	293,320	5.6%	58.1%
Revenue from a related party	2,367	-	-	-	-100.0%
Total revenue	187,872	277,810	293,320	5.6%	56.1%
Cost of revenue	117,810	172,885	183,472	6.1%	55.7%

Gross profit	70,062	104,925	109,848	4.7%	56.8%

Operating expenses
Research & development	36,461	59,205	57,649	-2.6%	58.1%
Selling, general and administrative	8,475	9,972	12,816	28.5%	51.2%
Total operating expenses	44,936	69,177	70,465	1.9%	56.8%

Operating income	25,126	35,748	39,383	10.2%	56.7%

Non-operating income (expense)
Interest income	1,530	1,379	824	-40.2%	-46.1%
Interest expense	(1,058)	(976)	(1,161)	19.0%	9.7%
Other income(expense), net	(196)	1,510	(101)	-106.7%	-48.5%
Total non-operating income (loss)	276	1,913	(438)	-122.9%	-258.7%
Income before income tax and equity in loss of affiliates	25,402	37,661	38,945	3.4%	53.3%

Income tax expense	(2,288)	(2,585)	(3,622)	40.1%	58.3%
Equity in income (loss) of affiliates, net of taxes	(119)	(251)	327	-230.3%	-374.8%

Net income	22,995	34,825	35,650	2.4%	55.0%

Net loss attributable to non-controlling interest	241	-	-	-	-100.0%
Net income attributable to Spreadtrum Communications, Inc.	23,236	34,825	35,650	2.4%	53.4%
Income per ADS, basic	0.50	0.71	0.71
Income per ADS, diluted	0.44	0.64	0.64

Margin analysis:
Gross margin	37.3%	37.8%	37.5%
Operating margin	13.4%	12.9%	13.4%
Net margin	12.4%	12.5%	12.2%

Weighted average ADS equivalent: [1]
Basic	46,876,567	49,251,777	50,273,426
Diluted	52,412,164	54,075,395	55,449,001
ADS equivalent outstanding at end of period	47,280,006	49,841,210	50,593,990

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Nine Months ended
	September 30,	September 30,
	2012	2013	Change

Revenue from third parties	517,691	760,149	46.8%
Revenue from a related party	4,425	-	-100.0%
Total revenue	522,116	760,149	45.6%
Cost of revenue	326,564	474,872	45.4%

Gross profit	195,552	285,277	45.9%

Operating expenses
Research & development	98,227	156,362	59.2%
Selling, general and administrative	22,843	31,234	36.7%
Total operating expenses	121,070	187,596	54.9%

Operating income	74,482	97,681	31.1%

Non-operating income(expense)
Interest income	5,410	3,357	-37.9%
Interest expense	(3,311)	(3,067)	-7.4%
Other income(expense), net	(302)	1,123	-471.9%
Total non-operating income	1,797	1,413	-21.4%
Income before income tax and equity in loss of affiliates	76,279	99,094	29.9%
Income tax expense	(8,361)	(8,006)	-4.2%
Equity in loss of affiliates, net of taxes	(229)	(358)	56.3%

Net income	67,689	90,730	34.0%

Net loss attributable to non-controlling interest	755	-	-100.0%
Net income attributable to Spreadtrum Communications, Inc.	68,444	90,730	32.6%
Income per ADS, basic	1.48	1.84	24.3%
Income per ADS, diluted	1.32	1.66	25.8%

Margin analysis:
Gross margin	37.5%	37.5%
Operating margin	14.3%	12.9%
Net margin	13.1%	11.9%

Weighted average ADS equivalent: [1]
Basic	46,360,713	49,330,622
Diluted	51,742,605	54,632,144

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of
	September 30,	June 30,	September 30,
	2012	2013	2013
ASSETS
Current assets
Cash and cash equivalents	157,441	167,487	139,715
Restricted cash	17,849	85,121	188,658
Short-term deposit	32,583	34,211	-
Accounts receivable, net	19,261	73,551	60,140
Inventories	124,466	235,015	321,384
Deferred cost	16,202	12,597	13,611
Deferred tax assets	3,147	2,492	2,505
Prepaid expenses and other current assets	16,989	48,570	60,855
Total current assets	387,938	659,044	786,868

Property and equipment, net	50,373	52,012	56,681
Acquired intangible assets, net	74,451	72,740	100,500
Equity investment	50,538	55,683	58,435
Deferred tax assets	818	775	776
Goodwill	38,908	38,908	39,016
Long-term restricted cash	63,343	54,704	-
Indemnification assets	5,567	3,412	3,412
Other long-term assets	4,461	2,817	2,481
Total assets	676,397	940,095	1,048,169

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loans and current portion of a long-term loan	14,113	90,930	114,114
Accounts payable	133,568	173,391	264,656
Advances from customers	28,383	73,149	55,647
Income tax payable	13,356	15,281	14,366
Accrued expenses and other current liabilities	48,536	67,238	82,209
Total current liabilities	237,956	419,989	530,992
Long-term loan	69,949	50,000	-
Other long-term obligations	5,349	5,765	8,780
Long-term tax liabilities	5,567	3,412	3,412
Deferred tax liabilities	1,612	1,612	1,612
Total long term liabilities	82,477	60,789	13,804
Total liabilities	320,433	480,778	544,796

Non-controlling shareholder interest	1,617	396	396
Shareholders' equity	354,347	458,921	502,977
Total liabilities and shareholders' equity	676,397	940,095	1,048,169

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Exhibit 99.1

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three Months ended
	September 30,	June 30,	September 30,
	2012	2013	2013

Cost of revenue	117,810	172,885	183,472
Adjustment for share-based compensation	(135)	(560)	(164)
Cost of revenue (non-GAAP)	117,675	172,325	183,308
Operating income	25,126	35,748	39,383
Adjustment for share-based compensation within: Cost of revenue	135	560	164
Research and development	4,404	13,188	3,783
Selling, general, and administrative	1,541	3,214	1,597
Operating income (non-GAAP)	31,206	52,710	44,927
Net income	23,236	34,825	35,650
Adjustment for share-based compensation within: Cost of revenue	135	560	164
Research and development	4,404	13,188	3,783
Selling, general, and administrative	1,541	3,214	1,597
Net income (non-GAAP)*	29,316	51,787	41,194
Net income per ADS, diluted	0.44	0.64	0.64
Adjustment for share-based compensation	0.12	0.31	0.10
Net income per ADS, diluted (non-GAAP)*	0.56	0.95	0.74
Gross margin	37.3%	37.8%	37.5%
Adjustment for share-based compensation	0.1%	0.2%	0.1%
Gross margin (non-GAAP)	37.4%	38.0%	37.6%
Operating margin	13.4%	12.9%	13.4%
Adjustment for share-based compensation	3.2%	6.1%	1.9%
Operating margin (non-GAAP)*	16.6%	19.0%	15.3%
Net margin	12.4%	12.5%	12.2%
Adjustment for share-based compensation	3.2%	6.1%	1.9%
Net margin (non-GAAP)*	15.6%	18.6%	14.1%
Operating expenses	44,936	69,177	70,465
Adjustment for share-based compensation:
Research and development	(4,404)	(13,188)	(3,783)
Selling, general and administrative	(1,541)	(3,214)	(1,597)
Operating expenses (non-GAAP)	38,991	52,775	65,085

* There is no tax effect resulting from these adjustment items.

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Exhibit 99.1

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s ability to serve higher value smartphone segments. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the market adoption of TD-SCDMA technology will grow; the Company's ability to sustain recent rates of growth and its dominant market share position in TD-SCDMA market; market acceptance of the Company’s smartphone products and WCDMA products; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 26, 2013 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations
Tel:	+1-650-308-8148
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com

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